Exhibit 99.1

CNinsure Reports Third Quarter 2013 Unaudited Financial Results

GUANGZHOU, China, Nov. 21, 2013 (GLOBE NEWSWIRE) -- CNinsure Inc., (Nasdaq:CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 20131.

Financial Highlights for Third Quarter of 2013

•	Total net revenues: RMB430.6 million (US$70.4 million), representing an increase of 6.9% from the corresponding period in 2012.

•	Operating income: RMB1.8 million (US$0.3 million), representing a decrease of 39.1% from the corresponding period in 2012.

•	Net income attributable to the Company’s shareholders: RMB29.0 million (US$4.7 million), representing an increase of 26.0% from the corresponding period in 2012.

•	Adjusted EBITDA: RMB28.0million (US$4.6 million), representing a decrease of 10.2% from the corresponding period in 2012.

•	Basic and diluted net income per ADS: RMB0.58(US$0.09) and RMB0.58(US$0.09), respectively, representing increases of 26.5% and 26.6%, respectively, from the corresponding period in 2012.

Commenting on the third quarter financial results, Mr Chunlin Wang, CNinsure’s chief executive officer, stated, “We are in the midst of a fundamental change in China moving from a low cost country to a high productivity one. Amid this change, we have been able to continue to grow our top line while transiting the Company, and we start to see some positive signs during the third quarter 2013. Gross margin for the third quarter 2013 improved sequentially, primarily driven by a rebound in gross margin of our property and casualty insurance (“P&C”) business both quarter-over-quarter and year-over-year. The magnitude of the decline in operating income has also narrowed significantly as compared to the last six quarters. This quarter’s financial results reaffirmed our confidence in a recovery in profitability in the coming quarters.

“Significant progress has been made on the application of mobile technology. As of the end of third quarter 2013, total number of CNpad sold hit 2,190 units, generating RMB90 million insurance premiums in aggregate. In addition, we are getting ready for a trial operation of CNpad that enables the sales of life insurance, wealth management, private equity fund and mutual fund products in selected cities in a couple of weeks. We believe additional product offerings will significantly enhance the competitiveness of CNpad, which is expected to help agents improve their efficiency and broaden their revenue sources.”

He continued, “We have successfully completed the organizational restructuring which we believe will enable a more centralized operation and generate more cross selling opportunities for our sales agents. We expect the benefits of the restructuring will be gradually realized over the next few quarters.”

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.12 to US$1.00, the effective noon buying rate as of September 30, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Financial Results for the Third Quarter of 2013

Total net revenues were RMB430.6 million (US$70.4 million) for the third quarter of 2013, representing an increase of 6.9% from RMB403.0 million for the corresponding period in 2012, primarily attributable to increases in net revenues from our P&C insurance and claims adjusting business segments, offsetting the decline in net revenues from our life insurance business segment mostly due to shifted focus to the sales of protection insurance products which has lower average premium per policy compared to participating insurance products, although the number of insurance policies sold during the third quarter of 2013 remained flat year-over-year. The increase in the P&C business segment was mainly driven by increases in both sales volume and commission rates received from insurance underwriters, while the growth of the claims adjusting segment was mainly attributable to growth in the auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the third quarter of 2013 contributed 72.2%, 13.0%, and 14.8% of the Company’s total net revenues, respectively, compared to 70.6%, 15.2% and 14.2%, respectively, for the corresponding period in 2012.

Total operating costs and expenses were RMB428.8 million (US$70.1 million) for the third quarter of 2013, representing an increase of 7.2% from RMB400.1 million for the corresponding period in 2012.

Commissions and fees expenses were RMB317.3 million (US$51.9 million) for the third quarter of 2013, representing an increase of 7.8% from RMB294.3 million for the corresponding period in 2012. The increase mainly related to sales growth.

Selling expenses were RMB27.3 million (US$4.5 million) for the third quarter of 2013, representing an increase of 40.6% from RMB19.4 million for the corresponding period in 2012, primarily due to increases in staff salary, travel, gasoline and office expenses mostly incurred by the claims adjusting business segment due to staff increase.

General and administrative expenses were RMB84.2 million (US$13.8 million) for the third quarter of 2013, representing a decrease of 2.6% from RMB86.4 million for the corresponding period in 2012. The decrease was primarily due to the net effect of the following factors:

(1) a decrease of 42.0% in share-based compensation expenses, from RMB13.2 million for the third quarter of 2012 to RMB7.6 million (US$1.2 million) for the third quarter of 2013. Share-based compensation expenses for the third quarter of 2013 were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses have decreased each period since the grant; offset by

(2) an increase of 13.3% in depreciation expense from RMB5.2 million for the third quarter of 2012 to RMB5.9 million (US$1.0 million) for the third quarter of 2013 due to the purchase of more fixed assets for our e-commerce operations in December 2012.

As a result of the foregoing factors, income from operations was RMB1.8 million (US$0.3 million) for the third quarter of 2013, representing a decrease of 39.1% from RMB2.9 million for the corresponding period in 2012.

Operating margin was 0.4% for the third quarter of 2013, compared with 0.7% for the corresponding period in 2012.

Interest income was RMB20.7 million (US$3.4 million) for the third quarter of 2013, representing a decrease of 18.2% from RMB25.3 million for the corresponding period in 2012. The decrease in interest income was primarily due to a decrease in the bank deposits as we increased short-term investments.

Income tax expense was RMB4.7 million (US$0.8 million) for the third quarter of 2013, representing a decrease of 62.8% from RMB12.7 million for the corresponding period in 2012 due to the high base effect as a result of increased share-based compensation expenses for the third quarter of 2012 which were non-tax deductible and the internal sales of fixed assets which incurred taxable income for the third quarter of 2012 although such intercompany income has been eliminated on the consolidated financial statements. The effective tax rate for the third quarter of 2013 was 17.6% compared with 44.7% for the corresponding period in 2012.

Net income attributable to the Company’s shareholders was RMB29.0 million (US$4.7 million) for the third quarter of 2013, representing an increase of 26.0% from RMB23.0 million for the corresponding period in 2012.

Net margin was 6.7% for the third quarter of 2013 compared with 5.7% for the corresponding period in 2012.

Basic and diluted net income per ADS were RMB0.58(US$0.09) and RMB0.58(US$0.09) for the third quarter of 2013, respectively, representing increases of 26.5% and 26.6% from RMB0.46 and RMB0.46 for the corresponding period in 2012, respectively.

Adjusted EBITDA was RMB28.0 million (US$4.6million) for the third quarter of 2013, representing a decrease of 10.2% from RMB31.1 million for the corresponding period in 2012.

Adjusted EBITDA margin was 6.5% for the third quarter of 2013 compared with 7.7% for the corresponding period in 2012.

As of September 30, 2013, the Company had RMB2.3 billion (US$370.9 million) in cash and cash equivalents.

Business Highlights:

•	As of September 30, 2013, CNinsure’s distribution and service network consisted of 476 sales and services outlets operating in 27 provinces, compared with 469 sales and service outlets operating in 26 provinces as of September 30, 2012. CNinsure had 50,365 sales agents and representatives and 1,341 professional claims adjustors as of September 30, 2013, compared with 46,556 sales agents and representatives, and 1,271 professional claims adjustors as of September 30, 2012.

•	On November 6, 2013, CNinsure was named Insurance Agency of the Year 2013 at the 2013 Billboard of Preferred Insurance Brands by China’s Millions of Middle-class Families. The billboard has been held annually since 2007, organized by the Wealth Management Weekly, one of the most influential publications in China. On October 26, 2013, CNinsure was also awarded Innovative Service Provider of the Year 2013 at the 8th China Insurance Innovation Awards Ceremony, one of the most prominent events in China’s insurance industry. CNinsure has been honored with these two awards for two consecutive years, demonstrating the recognition of our brand and service quality by our insurance company partners and clients.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 5% for the fourth quarter of 2013 compared with the corresponding period in 2012. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the third quarter 2013 results at

Time:	8:00 PM Eastern Standard Time on November 21, 2013

or 9:00 AM Beijing/Hong Kong Time on November 22, 2013

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-903-737

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for three days by dialing the following number:

+61 2 8199 0299

Conference ID #: 93324410

Additionally, a live and archived web cast of this call will be available at: http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Adjusted EBITDA is defined as net income before income tax expense, investment income and interest income, depreciation, amortization and share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the third quarter of 2013 and the corresponding period of 2012, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

CNINSURE INC.

 Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2012	2013	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,525,618	2,269,680	370,863
Restricted cash	10,871	12,270	2,005
Short term investments	600	223,900	36,585
Accounts receivable, net	196,244	216,669	35,403
Insurance premium receivables	10	689	113
Other receivables	86,565	69,253	11,316
Deferred tax assets	4,942	5,088	831
Amounts due from related parties	151,785	234,635	38,339
Other current assets	17,265	19,947	3,259
Total current assets	2,993,900	3,052,131	498,714

Non-current assets:
Property, plant, and equipment, net	94,921	75,809	12,387
Goodwill and intangible assets, net	121,333	111,084	18,151
Deferred tax assets	3,967	8,408	1,374
Investment in affiliates	168,620	185,471	30,306
Other non-current assets	18,048	18,596	3,038
Total non-current assets	406,889	399,368	65,256
Total assets	3,400,789	3,451,499	563,970

	As of December 31,	As of September 30,	As of September 30,
	2012	2013	2013
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB30,689 and RMB8,922 (US$1,458) as of December 31, 2012 and September 30, 2013, respectively)	98,124	81,335	13,290
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB202 and RMB54 (US$9) as of December 31, 2012 and September 30, 2013, respectively)	2,941	4,328	707
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB35,000 and RMB9,256 (US$1,512) as of December 31, 2012 and September 30, 2013, respectively)	116,124	79,392	12,973
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB4,382 and RMB2,135 (US$349) as of December 31, 2012 and September 30, 2013, respectively)	42,317	39,156	6,398
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,037 and RMB2,138 (US$349) as of December 31, 2012 and September 30, 2013, respectively)	56,003	55,636	9,091
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB3,030 and RMB3,030 (US$495) as of December 31, 2012 and September 30, 2013, respectively)	3,030	4,978	813
Total current liabilities	318,539	264,825	43,272

	As of December 31,	As of September 30,	As of September 30,
	2012	2013	2013
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	47,589	51,000	8,333
Deferred tax liabilities	26,754	24,544	4,011
Total non-current liabilities	74,343	75,544	12,344
Total liabilities	392,882	340,369	55,616

Ordinary shares	7,624	7,624	1,246
Additional paid-in capital	2,284,906	2,315,521	378,353
Statutory reserves	178,440	178,440	29,157
Retained earnings	527,542	598,483	97,791
Accumulated other comprehensive loss	(104,132)	(108,512)	(17,731)
Total CNinsure Inc. shareholders’ equity	2,894,380	2,991,556	488,816
Noncontrolling interests	113,527	119,574	19,538
Total equity	3,007,907	3,111,130	508,354
Total liabilities and equity	3,400,789	3,451,499	563,970

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	402,989	430,597	70,359	1,150,097	1,253,134	204,761
Other service fees	28	37	6	193	51	8
Total net revenues	403,017	430,634	70,365	1,150,290	1,253,185	204,769
Operating costs and expenses:
Commissions and fees	(294,254)	(317,330)	(51,851)	(773,988)	(927,543)	(151,559)
Selling expenses	(19,442)	(27,337)	(4,467)	(59,117)	(71,804)	(11,733)
General and administrative expenses	(86,390)	(84,181)	(13,755)	(257,753)	(250,248)	(40,890)
Total operating costs and expenses	(400,086)	(428,848)	(70,073)	(1,090,858)	(1,249,595)	(204,182)
Income from operations	2,931	1,786	292	59,432	3,590	587
Other income, net:
Investment income	—	3,028	495	—	4,348	710
Interest income	25,346	20,721	3,386	70,268	62,589	10,227
Others, net	215	1,397	228	3,346	3,039	497
Income before income taxes and income of affiliates	28,492	26,932	4,401	133,046	73,566	12,021
Income tax expense	(12,735)	(4,743)	(775)	(40,832)	(16,778)	(2,741)
Share of income of affiliates	4,629	6,207	1,014	14,048	16,851	2,753
Net income	20,386	28,396	4,640	106,262	73,639	12,033

Less: net gain (loss) attributable to noncontrolling interests	(2,614)	(592)	(97)	(4,192)	2,697	441
Net income attributable to the Company’s shareholders	23,000	28,988	4,737	110,454	70,942	11,592

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$

Net income per share:
Basic	0.02	0.03	—	0.11	0.07	0.01
Diluted	0.02	0.03	—	0.11	0.07	0.01
Net income per ADS:
Basic	0.46	0.58	0.09	2.2	1.42	0.23
Diluted	0.46	0.58	0.09	2.2	1.42	0.23

Shares used in calculating net income per share:
Basic	1,002,564,246	998,861,526	998,861,526	1,002,559,919	998,861,526	998,861,526
Diluted	1,003,504,594	998,861,526	998,861,526	1,005,250,696	1,001,139,515	1,001,139,515

Net income	20,386	28,396	4,640	106,262	73,639	12,033
Other comprehensive loss, net of tax: Foreign currency translation adjustments	(2,551)	(693)	(113)	(458)	(4,379)	(716)
Comprehensive income	17,835	27,703	4,527	105,804	69,260	11,317
Less: Comprehensive income (loss) attributable to the noncontrolling interests	(2,614)	(592)	(97)	(4,192)	2,697	441
Comprehensive income attributable to the CNinsure Inc’s shareholders	20,449	28,295	4,624	109,996	66,563	10,876

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	20,386	28,396	4,640	106,262	73,639	12,033
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,473	7,512	1,228	19,810	23,521	3,843
Amortization of intangible assets	3,726	3,416	558	11,560	10,248	1,674
Allowance for doubtful receivables	687	1,446	236	3,200	2,642	432
Compensation expenses associated with stock option	13,159	7,633	1,247	53,958	30,615	5,002
Loss (gain) on disposal of property, plant and equipment	1,335	15	2	1,299	(1)	—
Share of income of affiliates	(4,629)	(6,207)	(1,014)	(14,048)	(16,851)	(2,753)
Changes in operating assets and liabilities	20,368	3,647	596	(46,572)	(34,764)	(5,680)
Net cash generated from operating activities	61,505	45,858	7,493	135,469	89,049	14,551

Cash flows generated from (used in) investing activities:
Purchase of property, plant and equipment	(1,375)	(1,731)	(283)	(7,570)	(34,450)	(5,629)
Proceeds from disposal of property and equipment	3	127	21	580	157	26
Proceeds from disposal of short term investments	—	30,000	4,902	71,080	30,600	5,000
Purchase of short term investments	—	(20,000)	(3,268)	(40,600)	(253,900)	(41,487)
Disposal of subsidiaries, net of cash	2,000	—	—	1,967	—	—
Decrease (increase) in restricted cash	212	(220)	(36)	(1,711)	(1,399)	(228)
Increase in other receivables	—	—	—	(3,400)	—	—
Addition in investment in non-current assets	—	—	—	(1,948)	—	—
Return of investment in non-current assets	—	—	—	1,300	—	—
Refund of contingent consideration	—	—	—	12,500	4,500	735
Decrease (increase) in amounts due from related parties	141,587	(100,106)	(16,357)	304,955	(89,466)	(14,619)
Net cash generated from (used in) investing activities	142,427	(91,930)	(15,021)	337,153	(343,958)	(56,202)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interest in subsidiaries	—	—	—	(20,455)	—	—
Capital injection by noncontrolling interests	1,295	900	147	12,655	3,350	547
Proceeds on exercise of stock options	—	—	—	48	—	—
Net cash generated from (used in) financing activities	1,295	900	147	(7,752)	3,350	547

Net increase (decrease) in cash and cash equivalents	205,227	(45,172)	(7,381)	464,870	(251,559)	(41,104)
Cash and cash equivalents at beginning of period	2,483,896	2,315,545	378,357	2,222,160	2,525,618	412,683
Effect of exchange rate changes on cash and cash equivalents	(2,551)	(693)	(113)	(458)	(4,379)	(716)
Cash and cash equivalents at end of period	2,686,572	2,269,680	370,863	2,686,572	2,269,680	370,863

Interest paid	—	—	—	—	—	—
Income taxes paid	10,194	5,470	894	55,079	20,242	3,308

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Net income	20,386	28,396	4,640	106,262	73,639	12,033
Income tax expense	12,735	4,743	775	40,832	16,778	2,741
Investment income	—	(3,028)	(495)	—	(4,348)	(710)
Interest income	(25,346)	(20,721)	(3,386)	(70,268)	(62,589)	(10,227)
Depreciation	6,473	7,512	1,228	19,810	23,521	3,843
Amortization of intangible assets	3,726	3,416	558	11,560	10,248	1,674
Compensation expenses associated with stock option	13,159	7,633	1,247	53,958	30,615	5,002
Adjusted EBITDA	31,133	27,951	4,567	162,154	87,864	14,356
Total net revenues	403,017	430,634	70,365	1,150,290	1,253,185	204,769
Adjusted EBITDA Margin	7.7%	6.5%	6.5%	14.1%	7.0%	7.0%

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

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